UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KongZhong Corporation

(Name of issuer)

Ordinary shares, par value $0.0000005 per share

(Title of class of securities)

50047P104

(CUSIP number)

February 22, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 50047P104	Page 2 of 8 Pages

(1)	Names of reporting persons Diamondback Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.05%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. 50047P104	Page 3 of 8 Pages

(1)	Names of reporting persons Diamondback Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.05%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 50047P104	Page 4 of 8 Pages

(1)	Names of reporting persons DBCM Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(7) Sole dispositive power 0
(8) Shared dispositive power 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(9)	Aggregate amount beneficially owned by each reporting person 1,865,825 American Depositary Shares, each representing 40 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.05%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 50047P104	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer

KongZhong Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

35th Floor, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, China 100044

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Diamondback Master Fund, Ltd.

c/o Ogier Fiduciary Services (Cayman) Ltd.

89 Nexus Way, Camana Bay

Grand Cayman KY1-9007

Citizenship: Cayman Islands, British West Indies

Diamondback Capital Management, LLC

One Landmark Square, 15th Floor

Stamford, CT 06901

Citizenship: State of Delaware

DBCM Partners, LLC

One Landmark Square, 15th Floor

Stamford, CT 06901

Citizenship: State of Delaware

Item 2(d)	Title of Class of Securities

Ordinary shares, $0.0000005 par value (“Ordinary Shares”)

Item 2(e)	CUSIP Number

50047P104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

SCHEDULE 13G

CUSIP No. 50047P104	Page 6 of 8 Pages

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of February 22, 2012, the date of event which requires filing of this schedule, (i) Diamondback Master Fund, Ltd. beneficially owned 1,865,825 American Depositary Shares (“ADSs”) representing 74,633,000 Ordinary Shares and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed the beneficial owner of the 1,865,825 American Depositary Shares (“ADSs”) representing 74,633,000 Ordinary Shares, beneficially owned by Diamondback Master Fund, Ltd.

Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Lawrence Sapanski and Richard H. Schimel (the “Diamondback Principals”) serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the shares of Common Stock owned by Diamondback Master Fund, Ltd.

(b)	Percent of class:

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed on June 27, 2011, indicates that the total number of outstanding Ordinary Shares as of December 31, 2010 was 1,510,906,573. The Company’s Form 6-K, filed on February 22, 2012, states that as of January 31, 2012, 803,000 ADSs, representing 32,130,000 million Ordinary Shares, had been repurchased. Accordingly, based on the Company having 1,478,776,573 Ordinary Shares outstanding as of January 31, 2012, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to have beneficially owned 5.05% of the outstanding shares of Common Stock of the Company as of February 22, 2012. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

SCHEDULE 13G

CUSIP No. 50047P104	Page 7 of 8 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit I.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 1, 2012, by and among Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC

SCHEDULE 13G

CUSIP No. 50047P104	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 1, 2012

DIAMONDBACK MASTER FUND, LTD.		DIAMONDBACK CAPITAL MANAGEMENT, LLC

By:	/s/ John Hagarty	By:	/s/ Rebecca Sheinberg
	Name: John Hagarty		Name: Rebecca Sheinberg
	Title: Chief Operating Officer		Title: Senior Compliance Officer

DBCM PARTNERS, LLC

By:	/s/ Lawrence Sapanski
Name: Lawrence Sapanski
Title: Managing Member